

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2010

Roger J. Medel, M.D.
Chief Executive Officer
MEDNAX, Inc.
1301 Concord Terrace
Sunrise, FL 33323

     Re: **MEDNAX, Inc.**
              Form 10-K for the year ended December 31, 2009
              Form 10-Q for the quarterly period ended June 30, 2010
              Filed February 25, 2010
              File No. 001-12111

Dear Mr. Medel

     We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where our comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

     After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-Q for the Quarterly Period Ended June 30, 2010

Management Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 12

1. Refer to your discussion of healthcare reform legislation and the 23% reduction in the Medicare fee schedule. Please disclose the dollar amount or percentage of your revenues attributable to Medicare. Also, disclose the expected effects of the legislation and the Medicare fee schedule reduction on your future results of operations and cash flows.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins, Staff Accountant (202) 551-3658 or Gus Rodriguez, Accounting Branch Chief at (202) 551-3752 if you have any questions regarding the processing of your response, as well as any questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant